This offering is not live or open to the public at this moment.

PLAY VIDEO

0
Reservations

$0
Raised

$125k - $960k
Reservation Goal

Vanguard Moto Inc.

Vanguard Moto Inc. is creating a game-changing Premium Motorcycle brand, designed and built in New York

Small OPO · Brooklyn, NY
Transportation/Automotive

0% funded with 115 days left

Invest in Vanguard Moto Inc.

Designed, Engineered and Assembled in New York City

Chat

Vanguard Moto Inc. is a premium motorcycle design and manufacturing company looking to disrupt the premium motorcycle market with a contemporary design and a modular assembly process.



Vanguard was born from the meeting of Edward Jacobs, a recognized motorcycle designer and engineer, and Francois-Xavier Terny, an entrepreneur and former consultant, expert in supply chain and cost optimization. Francois-Xavier and Edward began incubating the Vanguard journey in 2013. The concept and the prototype were financed through founders' equity and seed capital. Vanguard needs your help to get to the next step.
Francois-Xavier Terny, CEO & Co-Founder

Invest

$8/share | If you invest you're betting the company will be worth more than **$8M** in the future.

Perks

An investor who purchases at least 124 shares (an investment of at least $992) will have priority access to the pre-order list (limited to the first 200 production motorcycles) and receive a photo book of the Vanguard Roadster prototype.



Chat

An investor who purchases at least 625 shares (an investment of at least $5,000) will additionally receive a die cast model of the Vanguard Roadster prototype

An investor who purchases at least 1,250 shares (an investment of at least $10,000) will additionally receive priority access to early VINs on the pre-order list (first 99 of 200 units)

We are Creating an Iconic Premium Motorcycle Brand

Designed, engineered and built in New York City, Vanguard's mission is to bring a new premium motorcycle to market. With an advanced take on design and a unique approach to engineering, manufacturing and sales, Vanguard is redefining the premium motorcycle. Our first release, the Roadster, is a contemporary motorcycle priced to bring true value to the rider.

Chat

Our First Release: the Vanguard Roadster



Chat

- Structural engine with a frame-less design
- Single sided rear swing-arm with drive shaft
- Integrated exhaust
- Rotating tank
- Digital dashboard with rear view camera
- Top of the line components from S&S, Brembo, Ohlins, Bosch...
- $30,000 expected retail price
- Available 2018









Chat

We Found an Opportunity in the Motorcycle Industry: the Premium Segment


Luxury
Premium
Mass
?
Motorcycle market
Car market

The premium segment

The premium motorcycle segment is a $3 billion market worldwide characterized by growth, high margin and resilience. The market is not properly addressed by incumbents who essentially soup-up their mass models and sell them at premium prices (between $25 and $40k).


50
40
30
20
10
0
Our pricing
Motorcycle retail price ranges
($ '000)

Price Point

Starting at $30,000, Vanguard offers the rider a strong alternative to current premium motorcycles from established manufacturers.

I am the General Manager and Owner of Ducati Triumph New York. Our dealership has had a relationship with Vanguard since the Company's founding. We have seen the motorcycle designs and are confident that the new brand has great potential for success in the market. Mototainment looks forward to becoming one of the first dealers to carry the brand. Not only is the brand positioning itself in the growing market for premium motorcycles, but Vanguard offers an attractive unique design and a "Made in New York" message. We have a strong inclination that Vanguard's offering will resonate well with our customers."

Steve Radt, Owner, Ducati Triumph Dealership (New York)

Integrating Design with Technology

Modular Construction

The key to the Vanguard motorcycle is its modular design. Its patent pending modular assembly process has redefined motorcycle manufacturing. The modular design allows Vanguard to create three different motorcycles from one common platform.





Unitized Crankcase

Unitized crankcase with an integrated exhaust system with advanced heat shielding, swing arm with shaft-drive and encapsulated rear suspension.

Rotating Tank

The tank on the Vanguard Roadster is designed to rotate around a single point, to allow for easy access to critical engine components while providing a under the hood experience lacking in the motorcycle industry.




1
23
MPH
12
x100 RPM
OIL TEMP
18 368
04:12
368

Digital Dashboard

The Vanguard Roadster is designed with a fully digital dashboard, allowing for keyless PIN code access to the motorcycle and the integration of a first in class rear view camera.

Chat

Technical Specifications



Engine	117 cubic inch (1917 cc), air-cooled 56 degree V-twin (S&S X-Wedge based)
Transmission / Final Drive	6 speed / shaft drive
Target Torque	110 lb.-ft. (15.2 mkg)
Frame	Frameless Structural Engine
Front Suspension	Ohlins fully adjustable 48mm
Rear Suspension	Single-sided swingarm, Ohlins mono-shock suspension
Front Brake	Brembo 4-piston calipers, 2 x 320 mm semi-floating discs
Rear Brake	Brembo 2-piston floating caliper, 245 mm disc
Rake Angle	27 degrees
Seat Height	32 inches (813 mm)
Wheelbase	65.5 inches (1664 mm)
Fuel Capacity	5.5 gallons (21 liters)
Target Weight	550 lbs (250 kgs)
Tires	Metzeler ME880 Marathon 240/40 VR18 or 200/50 ZR18 (rear), 130/60 VR18 (front)

Chat

A 21st Century Motorcycle Company Owned by its Supporters

Here at Vanguard we embarked on a long, ambitious journey to bring a new premium motorcycle brand, designed and built here in NY, to market.

Since we began this journey we have been very stealthy, and have only shown the Vanguard Roadster to friends, family, and early investors. Now that we have launched at the New York City Motorcycle show on December 9th, we can share with you what we have built.

We want you, our supporters, to help us bring the Vanguard Roadster to market.



Chat

We are Ready for the Next Step



Founded in New York
Vanguard design starts

2013

2014



Presentation of Concepts
in NY, LA, Paris, London, Chicago, Tokyo and Hong Kong



Financing
First round raise of $1.6M

2015

2016



First Prototype
Prototype design and construction. Filing of Patents.

Launch
NY Motorcycle Show

December 2016

Early 2018

Production prototypes
Development of Prototype Production

First Deliveries
Roadster model is delivered to our customers

2018

2019

New Models
Introduction of Cruiser and Racer models

Chat

Invest Now to Bring Vanguard to Production

Dear prospective shareholder:

Vanguard was born from the meeting of Edward Jacobs, a recognized motorcycle designer and engineer, and Francois-Xavier Terny, an entrepreneur former consultant, expert in supply chain and cost optimization. Francois-Xavier and Edward began incubating the Vanguard journey in 2013. The concept and the prototype have been financed through founders' equity and seed financiers. The current capital raise will finance the development of the prototype that will lead to the design freeze, followed by the pre-series and the production phases with a target to sell our first 100 bikes to market in 2018. The Company and production line are based in the Brooklyn Navy Yard, where Vanguard intends to create more than 100 direct jobs in the next five years.

Chat

Thank you for your trust in us.

Francois-Xavier Terny and Edward Jacobs

Meet the Team



Francois-Xavier Terny

CEO

Francois-Xavier Terny began his professional career in 1991 with Bain & Company, then created his own consulting firm, Masai, in 1996 as a firm specializing in industrial cost optimization. In 2006, having reached $25m with 100 professionals in 12 offices in Europe, US, Japan, China and India, he accepted a competitor's offer. Since then, he has been a Board advisor, General Manager and Investor to various companies, including a motorcycle company. He worked in Private Equity, at an established family office in NYC before co-founding Vanguard.



Edward Jacobs

CTO

Born in Hartford, Conn., Edward Jacobs studied architecture and industrial design at Pratt Institute in New York City before interning at design studios in Austria. Upon completion of his post graduate studies, he spent two years with Oasis designing for architectural firms. A student of Eastern philosophy and martial arts, he spent one year in Kerala, along the southwest coast of India. He then joined Confederate Motorcycles in 2005, designing and engineering some of the most acclaimed motorcycles. He quit in 2011 to open up his own design studio in NYC, before co-founding Vanguard.

Chat

Words from our Investors

Vanguard was born from the meeting of an outstanding designer and an expert in supply chain and cost optimization. I invested in Vanguard's seed round because I believe in the team core competencies and business acumen heavily focused on value creation for consumers and investors.

Claude-Olivier Coutant



I invested in Vanguard due to my confidence in the CEO as an entrepreneur and business leader. FX built a company in my same industry in France that was the market leader in Europe and sold it successfully several years ago. Plus the bike is amazing and it might turn me into an enthusiast.

Tom Beaty



Chat

I was impressed early on by the CAD drawings but really fell in love with this incredible machine when I viewed the prototype. A rare combination of strength and elegance, it has clearly been meticulously designed from end to end with no detail overlooked. I believe this bike will excite motorcycle enthusiasts, especially at this price point, and will really shake up the motorcycle industry.

Steve Petrow

As a serial entrepreneur and start-up investor, what's not to like about this disruptive business? A CEO with previous start up success, a truly exceptional designer in Ed, a well thought through business plan, and most importantly – a radical and extraordinary bike! I believe this will be the talk of the motorcycle industry.

Simon Henderson

Chat

Irregular Use of Proceeds

The issuer may incur other Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments; provided however, that the foregoing fees or expenses, as applicable, exceed $10,000.

Meet the Team





Chat

Francois-Xavier Terny

CEO

Francois-Xavier Terny began his professional career in 1991 with Bain & Company, then created his own consulting firm, Masaï, in 1996 as a firm specializing in industrial cost optimization. In 2006, having reached $25m with 100 professionals in 12 offices in Europe, US, Japan, China and India, he accepted a competitor's offer. Since then, he has been a Board advisor, General Manager and Investor to various companies, including a motorcycle company. He worked in Private Equity, at an established family office in NYC before co-founding Vanguard.

Edward Jacobs

CTO

Born in Hartford, Conn., Edward Jacobs studied architecture and industrial design at Pratt Institute in New York City before interning at design studios in Austria. Upon completion of his post graduate studies, he spent two years with Oasis designing for architectural firms. A student of Eastern philosophy and martial arts, he spent one year in Kerala, along the southwest coast of India. He then joined Confederate Motorcycles in 2005, designing and engineering some of the most acclaimed motorcycles. He quit in 2011 to open up his own design studio in NYC, before co-founding Vanguard.

Offering Summary

Our Company

Vanguard Moto Inc. is a motorcycle design and manufacturing company looking to disrupt what we are calling the "premium motorcycle market", by developing and distributing motorcycles having contemporary designs using a modular assembly process. We are seeking to set a new standard in the premium motorcycle industry. W define the premium motorcycle market or industry as follows:

Chat

Design : Bringing motorcycle design to the next level, thanks to integration and careful consideration – as opposed to the traditional way of assembling components.

Pricing : Occupying the price gap between traditional manufacturers and "exotic shops": $25,000 to $45,000 retail.

Innovation : Offering right away some of the technical innovations that are usually seen on "concept motorcycles" which only showcase what will trickle down slowly over the years.

Customer Experience : Re-thinking distribution and service, upgrading brand standards and elevating customer service to create a premium ownership experience.

This Offering

Securities Offered	Maximum of 120,000 shares of Series B Non-Voting Common Stock ($960,000)
Capital Stock Outstanding before this Offering	958,334 shares of Series A Common Stock
Common Stock outstanding after this Offering (assuming the maximum sold)	958,334 shares of Series A Common Stock 120,000 shares of Series B Non-Voting Common Stock
Use of Proceeds	The net proceeds of this offering will be used to conduct proof of concept prototype testing and to begin the process for production prototyping for our first production motorcycle model and for working capital.
Risk Factors	Investing in our shares involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this offering circular.
Additional benefits	(1) An investor who purchases at least 124 shares (an investment of at least $992) will have priority access to the pre-order list (limited to the first 200 production motorcycles) and receive a photo book of the Vanguard Roadster prototype. (2) An investor who purchases at least 625 shares (an investment of at least $5,000) will additionally receive a die cast model of the Vanguard Roadster prototype (3) An investor who purchases at least 1,250 shares (an investment of at least $10,000) wil additionally receive priority access to early VINs on the pre-order list (first 99 of 200 units).

Chat

The following summary description of our financial statements is not intended to be complete and is subject, and qualified in its entirety by reference, to our Financial Statements, which are attached as Exhibit B to Form C.

	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$392,735.00	USD	$976.00	USD
Cash & Cash Equivalents	$312,211.00	USD	$976.00	USD
Accounts Receivable	$0.00	USD	$0.00	USD
Short-term Debt	$0.00	USD	$0.00	USD
Long-term Debt	$0.00	USD	$0.00	USD
Revenues / Sales	$0.00	USD	$0.00	USD
Costs of Goods Sold	$0.00	USD	$0.00	USD
Taxes Paid	$0.00	USD	$0.00	
Net Income	-$597,246.00	USD	-$24.00	USD

Chat

Finances

Offering Details

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

No available updates at this time. Follow Vanguard Moto Inc. to get notified of future updates!

Chat

Comments (0 Total)

Add a public comment...

POST

About

Blog

About Us

How It Works

FAQs

Connect

Facebook

Twitter

Careers

LinkedIn

Instagram

Join

Edit My Campaign

Investors

Legal

Terms of Use

Privacy Policy

Section 17(b) Disclosure

Disclaimer

Chat

IMPORTANT MESSAGE: www.StartEngine.com (the "Site") is a website owned by StartEngine Crowdfunding, Inc. (StartEngine Crowdfunding) and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC (StartEngine Capital)(collectively, "StartEngine"). StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). For Canadian investors, StartEngine intends to rely on a dealer exemption or partner with a Canadian registered dealer. By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

U.S. Investors: Investment opportunities posted and accessible through the Site are of two types:

- Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. Neither the Site not StartEngine Crowdfunding is a FINRA member.
- Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, a funding portal which is a FINRA member.

Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.Each type of offering is presented on this Site in separate workflows. Generally, Regulation A+ and Crowdfunding offerings have important differences in limits on the amount a company can raise in an offering, how they can conduct the offering, limits on the amount an investor can invest per offering and annually, and most importantly differences in when an investor can resell the securities. In particular, securities purchased in a Regulation Crowdfunding offering cannot be sold for one year from purchase, but even after this time, there may be no resale market available. All securities offered by companies on this Site involve high levels of risk. Only invest an amount that you can afford to lose and will not impact your lifestyle.

Canadian Investors: Investment opportunities posted and accessible through the Site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Neither the SEC nor any state regulator, the Canadian securities regulators or any other regulatory body has passed upon the merits of or given its approval to the securities, the terms of the offerings, or the accuracy or completeness of any offering materials or information posted on the Site. Neither StartEngine nor any of its directors, officers, employees, representatives, affiliates or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

Neither StartEngine Crowdfunding nor StartEngine Capital is an investment advisor or broker-dealer and neither engages in any activities requiring any such registration. Neither gives investment advice, provide analysis or recommendations regarding any offering posted on the Site. Prior results are not indicative of future performance; actual results may vary materially. The Site may contain "forward looking statements" which are not guaranteed. All investors should make their own determination of whether or not to make any investment, based on their own independent evaluation and analysis. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this Site can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Copyright © 2016 StartEngine, LLC. All Rights Reserved.

Chat